780 NORTH WATER STREET MILWAUKEE, WI 53202-3590 TEL 414-273-3500 FAX 414-273-5198 www.gklaw.com GODFREY & KAHN, S.C. MILWAUKEE APPLETON GREEN BAY WAUKESHA LAFOLLETTE GODFREY & KAHN MADISON

October 11, 2005

BY FACSIMILE (202) 772-9204

Mr. Robert Burnett

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-0308

RE:

Kohl's Department Stores, Inc. Savings Plan
Item 4.01 Form 8-K filed October 4, 2005
File No. 1-11084

Dear Mr. Burnett:

This letter is in response to the staff’s comment letter dated October 6, 2005, relating to the Form 8-K filed October 4, 2005 by the Kohl’s Department Stores, Inc. Savings Plan.

The comment is as follows:

1.

Please revise the first paragraph of Item 4.01(a) to state you dismissed Ernst & Young, if true.  We do not believe the statement that you decided to engage another firm satisfies the requirement of Item 304(a)(1) of Regulation S-K.

Response:  It is the Plan’s position that the Form 8-K already satisfies the requirement of Item 304(a)(1) of Regulation S-K.

The first paragraph of the Form 8-K reads as follows:

“On September 28, 2005, the Kohl’s Department Stores, Inc. Savings Plan (the “Plan”) notified Ernst & Young LLP (“E&Y”) that it had engaged another firm to be the independent auditor for the Plan.  The decision to change the independent auditors of the Plan was approved by the Kohl’s Corporation audit committee and the Plan Sponsor and was made primarily for cost-related reasons.  E&Y continues as the independent registered public accounting firm for Kohl’s Corporation.”

Item 304(a)(1)(i) of Regulation S-K requires the Plan to “[s]tate whether the former accountant resigned, declined to stand for re-election or was dismissed and the date thereof.”

We do not interpret Item 304(a)(1)(i) so narrowly as to mandate the particular words that the Plan is required to use to disclose that the prior firm had been dismissed.  We believe that if a rule requires the use of specific words, captions or headings, it should say so (e.g., disclosures pursuant to Item 402 of Regulation S-K and forms of CEO/CFO certifications).  The Plan is concerned that the word “dismissed” is unduly harsh and has unfavorable connotations that might suggest that the change was due to dissatisfaction with Ernst & Young’s work, “cause” or disagreement with management, or that the change was contentious.  Nevertheless, the Form 8-K clearly specifies the material circumstances of the change, including that it was the Plan that initiated the change as opposed to the accounting firm resigning or declining to stand for re-election.  In fact, the Form 8-K provides more complete disclosure of the circumstances than that mandated by Item 304(a)(1)(i), because the Form 8-K also states the primary reason for the dismissal (i.e., cost).  In sum, the Form 8-K unambiguously states that the Plan “dismissed” Ernst & Young, even if the Form 8-K does not use that specific word.

There are many other examples of Form 8-Ks that have disclosed a change in certifying accountant without using the word “dismissed” in describing the former accountants, including Linens ’N Things 401(k) Plan (filed June 25, 2004), Riverbend Telecom (dated May 2, 2005), Xechem International (dated November 18, 2004), Auto Underwriters of America, Inc. (September 17, 2004), and Security National Financial Corp. (filed May 25, 2005).  We would be pleased to find other examples if that would be useful.

For these reasons, we request the opportunity to discuss the staff’s comment with you and Mr. Moran.

* * *

The Plan understands that:  (1) it is responsible for the adequacy and accuracy of the disclosure in its filings, (2) the staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings, and (3) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please call me at (414) 287-9418.

Very truly yours,

GODFREY & KAHN S.C.

/s/ Larry D. Lieberman

Larry D. Lieberman

LDL:vjg

cc:

Mr. Richard D. Schepp

Mr. Wesley S. McDonald

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